Mail Stop 4720

October 30, 2009

Randall H. Talbot
President and Chief Executive Officer
Symetra Financial Corporation
777 108th Avenue NE, Suite 1200
Bellevue, WA 98004

> **Re:** **Symetra Financial Corporation**
> **Registration Statement on Form S-1 Filed October 5, 2009**
> **Amendment No. 1 to Form S-1 Filed on October 26, 2009**
> **File No. 333-162344**

Dear Mr. Talbot:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. We note that you are submitting a number of documents in a confidential treatment request. Please note that you will be receiving comments to the confidential treatment request under separate cover and that all confidential treatment issues must be resolved before we will consider a request for acceleration of the registration statement.

2. Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

3. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

4. Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

5. Please file as promptly as possible all exhibits required by the Exhibit Table provided in Item 601(a) of Regulation S-K.

6. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

7. Throughout the registration statement, you cite various estimates, statistics and other figures. In the prospectus, please attribute the below statements and any other similar statement to the source from which you obtained the information.

    - 76.8 million baby-boomers (Americans born between 1946 and 1964) who are at or near retirement age (pages 2 and 103);
    - 61.6 million members of Generation X (Americans born between 1965 and 1979) who are likely to fund their retirement from personal savings (pages and 103);
    - Illustrating this trend, industry sales of variable annuities declined by 26% in the first six months of 2009 compared to the equivalent 2008 period. Conversely, industry sales of fixed annuities grew by 46% over the same period (pages 2 and 103); and
    - In the United States, 75 million people under the age of 65 receive their benefits through self-funded plans, including 47% of workers in smaller firms and 76% of workers in midsize firms (pages 2 and 103).

Prospectus Summary, page 1

8. We note your use of non-GAAP financial results throughout your Prospectus Summary. These non-GAAP financial results appear to be presented in a manner that is more prominent than your GAAP results. See Item 10(e) of Regulation S-K. Please replace the current disclosure on page 1 with a brief summary of your recent

operating results, your current financial position and book value per common share that is expressed in GAAP terms. Similarly, please replace your references to non-GAAP financial results on the top of page 4 to use financial results that are expressed in GAAP terms.

9. You disclose on pages 3 and 104 that "[you] have an attractive and diverse mix of businesses" and "a strong and transparent balance sheet." Please remove these statements or, in the alternative, revise your disclosure to clarify that these statements are your beliefs. In addition, please revise to clarify what you mean by a "transparent" balance sheet.

10. On pages 4 and 105, you disclose that "[i]n the last 25 years, [your] group medical stop-loss insurance business has experienced only two calendar years of net losses." If either or both of these calendar years of net losses occurred in the last five years, please disclose the years in which they occurred and quantify the losses.

Financial Strength Ratings, page 7

11. You disclose on pages 7, 15, 89 and 121 that the financial strength ratings of your primary life insurance subsidiaries are "A" with a stable outlook from A.M. Best Company, Inc., "A" with a negative outlook from Standard & Poor's Rating Service, "A3" with a stable outlook from Moody's Investors Service, Inc. and "A+" with a negative outlook from Fitch, Inc. Please revise to identify each of your subsidiaries that have been rated by the above listed rating agencies and their respective financial strength ratings. In addition, we note that rating agencies also evaluate the general creditworthiness of debt securities issued by companies. Please revise to disclose the issuer credit ratings for you and each of your subsidiaries that have issuer credit ratings.

Risk Factors, page 12

"Difficult conditions in the credit and equity markets…," page 13

12. We note that you disclose that the credit, financial and economic crisis has had various effects on your business and results of operations. Please expand each of the bullet points to clarify and, to the extent possible, quantify the effect that the credit, financial and economic crisis has had on your business and results of operations.

"Our investment portfolio is subject to various risks…," page 13

13. Please expand your risk factor under the subheading "Credit risk" to disclose the amount of your fixed maturity portfolio and credit related impairments for 2007, 2008, and interim 2009.

14. Please expand your risk factor under the subheading "Liquidity risk" to disclose the percentage of your investments which you hold in privately placed fixed maturities, mortgage loans, policy loans and limited partnership interests and that you have noted are relatively illiquid as compared to publicly traded fixed maturities and equities.

"If our reserves for future policy benefits and claims are inadequate…," page 18

15. Please expand your disclosure to disclose the total amount of adjustments to reserves you made during each of 2007, 2008, and interim 2009. Alternatively, please supplementally confirm that no adjustments to reserves were made in those time periods.

"We rely on reinsurance arrangements to help manage our business risks...," page 20

16. If a reinsurer has been or is currently "unable or unwilling to pay the reinsurance recoverable owed" to you, and if this inability or unwillingness materially harmed your business, please discuss the situation in this risk factor and quantify the amount disputed.

"Consolidation among distributors or potential distributors…," page 21

17. You disclose that a single financial institution accounted for a significant portion of your fixed annuity product sales in 2008 and through June 30, 2009. On page 114, you disclose that this financial institution is JPMorgan Chase & Co. Please expand your disclosure here to name the financial institution. In addition, please expand your disclosure here and on page 114 to disclose the percentage of your total sales that JPMorgan accounted for in 2008 and through June 30, 2009.

"Changes in accounting standards issued by the Financial Accounting...," page 22

18. This risk factor could apply to any issuer. Please revise this risk factor so it is specific to your situation.

"If we are unable to maintain the availability of our systems...," page 22

19. If problems with your systems or data have materially harmed your business in the past or if they are currently doing so, please discuss the situation in this risk factor.

Randall H. Talbot
Symetra Financial Corporation
October 30, 2009
Page 5

"Our internal control over financial reporting does not currently meet the standards required by Section 404 of the Sarbanes-Oxley Act of 2002…," page 29

20. We note your disclosure here regarding your internal control over financial reporting. Please revise your disclosure to clarify whether in connection with its audit of your financial statements for the periods presented in the filing, your independent registered public accounting firm reported any material weaknesses or significant deficiencies related to policies and procedures that would impact your internal controls over financial reporting.

Industry and Market Data, page 33

21. We note that you have included industry and government data and forecasts that you have prepared based, in part, upon industry and government data and forecasts from publications and surveys. We note further that you state that such sources do not assure the accuracy and completeness of the information. Please revise your disclosure here to state that you are responsible for the information included in the prospectus.

Use of Proceeds, page 39

22. We note that you intend to use the net primary proceeds from the offering for general corporate purposes, which may include contributions of capital to your insurance and other subsidiaries. Please revise your disclosure to clarify whether you have a current specific plan for the proceeds. If you do not have such a plan, please so state and disclose the principal reasons for the offering. If you do have a plan, please provide a brief outline of your proposed expenditures and the cost of each expenditure. See Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43
Critical Accounting Policies and Estimates and Recently Issued Accounting Standards, page 44
Fair Value, page 46
Valuation of Fixed Maturities, page 47

23. In regards to securities transferred into Level 3 please provide a discussion of the:

    a. the significant inputs that you no longer consider to be observable; and
    b. any material gain or loss you recognized on those assets or liabilities during the period, and, to the extent you exclude that amount from the realized/unrealized gains (losses) line item in the Level 3 reconciliation, the amount you excluded.

24. Similar to the comment above, with regard to your Level 3 assets, please provide a discussion of:

    a. whether realized and unrealized gains (losses) affected your results of operations, liquidity or capital resources during the period, and if so, how;

    b. the reason for any material decline or increase in the fair values; and

    c. whether you believe the fair values diverge materially from the amounts you currently anticipate realizing on settlement or maturity. If so, disclose why and provide the basis for your views.

25. Please disclose the significant judgments you made in classifying a particular financial instrument in the fair value hierarchy.

26. Please disclose which financial instruments are affected by the lack of market liquidity (i.e. inactivity), how the lack of liquidity impacted the valuation technique you used, and how you factored illiquidity into your fair value determination of those financial instruments. To the extent you used a discounted cash flow approach to determine the fair value of a financial instrument, such as loans held for sale, or mortgage-backed securities backed by subprime or Alt-A collateral, discuss the specific change in the discount rate or any other analysis you performed to account for the lack of liquidity and discuss how and why you changed your assumptions from prior periods.

27. You disclose that you use pricing services and investment advisors to assist you in determining fair values. Please revise your disclosure to explaining the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. Ensure that your revised disclosure includes the following:

    a. The amount of assets you valued using prices you obtained from pricing services, along with the classification in the fair value hierarchy;

    b. The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements; and

    c. Whether, and if so, how and why, you adjusted quotes or prices you obtained from investment advisors and pricing services.

Use of non-GAAP Financial Measures, page 51

28. We note your disclosure regarding the use of several non-GAAP financial measures here and throughout the document. The disclosure provided does not meet the burden of demonstrating the usefulness of a measure that excludes recurring items, especially given that the non-GAAP financial measures appear to be used to evaluate performance. Further, it is unclear whether and if so, how

management could reasonably believe that it is probable that the financial impact of these items will disappear or become immaterial within a near-term finite period. Please revise the filing to comply with item 10(e) of Regulation S-K, or remove all references to these non-GAAP measures. Refer to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures on our website at http://sec.gov/divisions/corpfin/faqs/nongaapfaq.htm#item10e that we issued on June 13, 2003.

Investments, page 73

29. Footnote 3 to the table presenting the composition of your investment portfolio appears to be missing some text. Please revise, as necessary, to clarify the significance of the $63.2 million and $56.3 million included in limited partnership investments.

Fixed Maturity Securities Credit Quality, page 78

30. For your below investment grade securities please disclose the amount of unrealized losses and other-than-temporary impairments associated with these securities. In addition, clarify why you believe no additional impairment is required. You may want to consider disaggregating the requested disclosure for those sectors with the most exposure, such as Corporate Securities, RMBS and CMBS.

31. Please revise your disclosure for the securities in your investment portfolio that are guaranteed by monoline bond insurers to include the credit rating with and without the guarantee.

Dividends and Regulatory Requirements, page 95

32. You disclose that you target a risk-based capital level of at least 350% in your life insurance company. Please expand your disclosure to identify the company and disclose the current risk-based capital level in that company.

Business, page 102

33. We have been unable to locate your disclosure of your financial information about segments in your Business section. Please revise this section to disclose the information required by Item 101(b) of Regulation S-K or provide a cross reference to the section where all the required information, conforming to generally accepted accounting principles, has been disclosed.

Distribution, page 114

34. It appears you have filed two agency agreements as Exhibits 10.8 and 10.9 to your Amendment No. 1 to Form S-1. Please confirm that these are the only two agency and/or distribution agreements upon which you are substantially dependent. Please also expand your disclosure to discuss each agreement's material terms, including, but not limited to any payment provisions, obligations/rights to defend, other rights obtained and material obligations that must be met to keep the agreement in place, duration and termination provisions. Please also identify the third party which is currently performing the obligations under these agreements.

Reinsurance, page 118

35. Please confirm that you will file all agreements with these four reinsurers upon which the company's business is substantially dependent. It appears that you have filed and/or intend to file some of these agreements as Exhibits 10.2 through 10.6. Please also confirm that in your next amendment you will describe all the material terms of these agreements, including, but not limited to any payment provisions, obligations/rights to defend, other rights obtained and material obligations that must be met to keep the agreement in place, duration and termination provisions.

Management, page 129

36. Please revise your disclosure regarding Mr. Smith's business experience to clarify when he became a managing partner of Whittington Gray Associates and when he left The Hartford Financial Services Group. Please also confirm that you have described Mr. Smith's business experience during the past five years.

Composition of the Board of Directors, page 131

37. Please expand your disclosure to identify the four directors which you believe are independent directors under currently applicable listing standards of the NYSE. See Item 407(a) of Regulation S-K.

Compensation Committee Interlocks and Insider Participation, page 132

38. You disclose that "Upon completion of this offering, our board of directors will have a compensation committee as described above." We have been unable to locate your disclosure regarding your compensation committee. Please expand your disclosure to identify the directors or other persons on this committee and provide any other material information regarding this committee.

Compensation Discussion and Analysis, page 132
Elements of Compensation, page 133
Annual incentive compensation, page 133

39. Please disclose the growth in your intrinsic business value per share in 2008.

40. You disclose that after the Annual Incentive Bonus Plan is established, each executive is allocated a portion of the pool based on his or her individual target and individual performance. You also disclose that Mr. Talbot recommends to the compensation committee a percentage of that executive's individual target to be paid for the performance year based on such executive's individual performance compared to goals or expectations set for such executive and Mr. Talbot. Please expand your discussion of your Annual Incentive Bonus Plan to disclose the specific individual performance goals or expectations that were set for each executive and Mr. Talbot in the beginning of 2008 for 2008 performance. Please further expand your disclosure to provide an analysis that describes whether, and to what extent, each of these goals were achieved and how the achievement or failure of each of these goals influenced or determined the committee's decisions relating to the bonus granted to each named executive officer in 2008. Please include in this analysis Mr. Talbot's recommendations for each respective named executive officer. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b) of Regulation S-K.

41. Please describe the analyses that the board undertook to conclude that 65% of the target bonus pool was an appropriate amount to award the executives for the company's "solid operating performance" in 2008. Similarly, please describe in the section entitled "Long-Term Incentive Compensation" the analyses the board undertook to conclude that a 50% payout under the Performance Share Plan was commensurate with the growth in operating return on equity in 2008.

42. You disclose that in 2008, the Annual Incentive Bonus was designed to constitute 5%, 11%, 8% and 11% of total target compensation for Mr. Talbot, Ms. Meister, Mr. Harbin and Mr. Lindsay, respectively. Please expand your disclosure to state for each respective executive officer the actual percent of total compensation which the bonus accounted. Please similarly expand your disclosure to disclose the actual percent that Mr. McCormick's sales incentive compensation accounted for of his 2008 total compensation.

Sales incentive compensation, page 134

43. Please expand your disclosure to clarify what you mean by the "targets" for Mr. McCormick's Sales Incentive Plan. Please also expand your disclosure to clarify the products to which this plan applies.

The Equity Plan, page 136

44. You disclose that prior to 2009, you did not make grants under the Equity Plan. Please confirm that as of December 31, 2008, you did not have any outstanding equity awards and that none of your named executive officers exercised any options or vested in any stock awards during 2008. Alternatively, please revise your registration statement to include the required tables and information. See Item 402(f) and (g) of Regulation S-K.

Restricted Stock Agreements, page 143

45. Please file, or provide a form of, the Restricted Stock Agreements with Mr. Talbot and Ms. Meister. Alternatively, please provide us with your analysis as to why such agreements are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Certain Relationships and Related Transactions, page 146

46. Please expand your disclosure in this section to disclose for each transaction the name of each related person that is related to the transaction, the basis upon which each person is a related person and each related person's interest in the transaction. See Item 404(a)(1) and (2) of Regulation S-K. For example, in the disclosure of your transactions with White Mountain, please disclose that White Mountain Insurance Group, Ltd. is a 26.3% beneficial owner of your common stock and the affiliations your directors, David Foy and Robert Lusardi, have with White Mountain.

47. Please expand your disclosure regarding your shareholders agreements, dated as of March 8, 2004, March 19, 2004 and April 16, 2004, to provide a description of the provisions relating to registration rights, transfer restrictions, tag-along rights, competition and confidentiality.

48. Please file copies of the following agreements as exhibits to this registration statement.

- Investment Management Agreement with Prospector Partners, LLC;
- Coinsurance reinsurance agreement with Wilton Reassurance Company;
- Coinsurance reinsurance agreements with General Re Life Corporation;
- Accident and health reinsurance agreement with White Mountains Re America; and
- Any agreement entered into for the purchase or sale of the Class B common stock of Berkshire Hathaway Inc.

49. Please revise your disclose to confirm that the following policies/obligations were on substantially the same terms as those provided to other third parties. Alternatively, please file copies of the agreements as exhibits to this registration statement.

   - Insurance policy for both specific and aggregate excess loss coverage to Essent Healthcare with an effective date of January 1, 2008.
   - Insurance policy for specific excess loss coverage to Moody's Corporation, with an effective date of January 1, 2008.
   - Assignment of periodic payment obligations from related parties OneBeacon Insurance Group and United Stated Liability Insurance Company.

Principal and Selling Stockholders, page 150

50. Please revise the respective footnotes to identify the natural persons who are the beneficial owners of the shares held by each of your beneficial owners of five percent or more of your common stock. Please also identify any director of the registrant that such beneficial owner is affiliated and the affiliation.

Shares Eligible for Future Sale, page 157

51. Please file a form of lock-up agreement which you intend to enter into with each of your executive officers, directors and stockholders.

Underwriting, page 162
No Sales of Similar Securities, page 163

52. You state that each of your executive officers, directors and stockholders have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of the representatives. Please expand your disclosure to disclose the exceptions.

Index to Consolidated Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-7
4. Investments, page F-16

53. Please revise your disclosure here and on page F-53 to include disclosure regarding the number of investment positions that are in an unrealized loss position and the severity of the impairment. Refer to paragraph 17(b)(3) and (4) of FSP FAS 115-1.

7. Fair Value of Financial Instruments, page F-23

54. With respect to your disclosure of Level 3 Securities here and on page F-63 and 64, please:

   a. Disclose your policy for transfers in or out of Level 3; and
   b. Disclose your transfers in and out separately in the Level 3 rollforward or provide amounts on a gross basis in a footnote to the table.

Exhibits

55. We note that you have not filed various schedules and exhibits to Exhibits 2.1. Please revise to provide a list briefly identifying the contents of the omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. See Item 601(b)(2) of Regulation S-K.

56. We note that the exhibits in the below each refer to one or more exhibits, annexes or schedules which are attached to these agreements and which do not appear to have been provided.

Exhibit Number	Missing exhibit, annex or schedule
4.2	Exhibit A, B and C
4.5	Schedules 1, 1A and 5.3 Exhibits A, B-1, B-2, C-1, C-2, D, E, F, G, H and I
9.1	Schedule I
9.2	Schedules I and A
9.3	Schedule I
10.13	Schedule of Definitions

Please be aware that when you file an agreement pursuant to Item 601(b)(4), (9) and (10) of Regulation S-K, you are required to file the entire agreement, including all exhibits, schedules, appendices and any document which is incorporated in the agreement. Please provide a copy of the above exhibits with the full and complete agreement, including any exhibits, schedules and appendices which are included in such agreement. Please note that if these agreements are otherwise filed as an exhibit to this registration statement you may insert a note in brackets on the page which the annex or schedule is to be located as to the exhibit number of the filed document. Also, confirm in your response letter that all agreements provided pursuant to Item 601(b)(4), (9) and (10) are provided in their entirety.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: William J. Whelan III, Esq.
        Cravath, Swaine & Moore LLP
        Worldwide Plaza
        825 Eighth Avenue
        New York, NY 10019